 Filed by Crane Harbor Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is an article by posted by betakit on February 18, 2026 in which Christian Weedbrook discusses the proposed business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”).

Q&A: Xanadu’s Christian Weedbrook on why quantum ought to be a national defence priority

By Josh Scott

Toronto-based quantum computing firm Xanadu is preparing to go public at the end of this quarter in a $3.6-billion USD special purpose acquisition company (SPAC) deal that could make it the first Canadian technology business to debut on the TSX in more than four years.

Quantum technology has been generating significant interest among public market investors lately, and could have a significant impact on Canada’s big defence ambitions—as evidenced by Xanadu’s participation in major quantum research programs in both Canada and the United States.

That work and Xanadu’s ongoing efforts to build a quantum data centre by 2029 have made founder and CEO Christian Weedbrook a busy man.

BetaKit reporter Josh Scott caught up with Weedbrook to unpack whether he thinks Xanadu and fellow Canadian deep tech startup General Fusion are part of an emerging SPAC trend, the status of his data centre dreams, why he believes quantum ought to be a national defence priority, and how he plans to ensure Xanadu remains headquartered in Canada amid ever-present pressure to move to the US.

The following interview has been edited for length and clarity.

Why should the average person care about quantum computing? Walk me through the impact quantum computers might have on our day-to-day lives.

Often in quantum, the industry talks about fields such as pharmaceuticals. For instance, drug discovery. Material design and quantum chemistry is another—an example there would be electric vehicles, batteries. Also, finance, AI, and so forth. They’re the big buckets of industry that quantum will have huge impacts on.

Having new drugs that can solve previously unsolvable diseases is a key one. The average person can expect drugs now much faster to the market. That’s a big, big, big hope with quantum computing. New, better batteries for electric vehicles and for phones … those are some of the examples.

How far away do you think we actually are from scalable and useful quantum computers?

We have quantum computers now here at Xanadu, but they need to be bigger, like the rest of the industry. We’re targeting 2029, 2030—around that timeframe—to have a large, scalable, fault-tolerant quantum computer. Customers will be very interested in this because, ultimately, you’re solving problems that were taking normal, traditional computers hundreds or thousands of years.

Are Canadian tech SPACs, IPOs, and public market debuts finally back? Do you think that Xanadu and General Fusion are the start of a trend?

I hope so. I mean, that would be great. We’ll be on the TSX, and we’ve been told that we’re the first Canadian tech company to go public on the TSX in a few years now, so hopefully that starts things up. It’s great to see us and General Fusion doing it, and maybe more quantum companies in Canada will think about going this route as well.

Are public markets ready for deep tech and quantum?

We started what would have been our Series D raise in the first quarter of last year. It was going well, but slow, and we were seeing what was happening in the public markets when it came specifically to our field of quantum computing companies. Now we’re just going great guns. We managed to raise $275 million USD for the PIPE [private investment in public equity] part of our SPAC within four weeks, so it really showed us the interest of the public markets.

How do you plan to ensure that Xanadu remains a Canadian-domiciled company once it’s public. Or, in other words, how will you prevent Xanadu from becoming another D-Wave?

That’s a really good question and something we often think about. We’re very hardcore Canadians. We will be not only filing on the Nasdaq, but also on the TSX as well. I think having a founder and CEO like myself who is adamant that we stay here will help. That’s a key aspect for us. We’ll be announcing our board soon, and having Canadian board members represented there is also key. Those two things go a long way.

How is Xanadu’s quantum data centre dream progressing. Are you still on track? What still needs to happen for that to become a reality?

We still are on track. The goal is to build the first quantum data centre here in Toronto, in Canada. This is what I call deep, deep tech. There’s obviously things that can come up in a roadmap—and that goes for any startup, actually—but so far so good, and we’ve always hit our milestones.

There’s two big challenges for the whole industry. One is related to scalability, that’s a big challenge for everyone currently, except Xanadu. We actually solved that last year in a paper that was published in Nature, an MVP version, which showed how to network together four server racks using our photonic-based approach. The other big area where there needs to be improvement is the performance side. That’s something we’ve been generating a lot of buzz and excitement and breakthroughs in, and so have others in the industry.

What might a quantum data centre actually look like?

Our photonic-based approach is using a lot of off-the-shelf components, and it also has seven-foot data server racks, very reminiscent of a traditional data centre. It’s a very, in some sense, incredible, magical technology, but on the other hand, it looks like this should be part of a normal data centre—which is a good sign.

How important is quantum when it comes to defence, and what’s at stake if we aren’t prepared?

It will affect core defence functions, including secure communication, sensing, optimization, and cybersecurity. The big thing is, eventually, quantum computers will be able to break current encryption standards, which makes quantum-safe systems a national security priority. Imagine if all our bank accounts and encryption and two-factor authentication—everything was vulnerable. We can all see the worst-case scenarios.

Defence has historically accelerated foundational technologies, from the GPS to the internet. All these things signal that quantum is no longer theoretical. Governments are really planning already around its eventual deployment.

What do you hope to see from future phases of the Canadian Quantum Champions Program?

Quantum will require capital, and I think that’s really why the Canadian government is doing a fantastic job stepping up and funding us and three other Canadian companies. All indications from the government is that this is just the beginning of more capital.

While quantum activity has been heating up lately, AI remains the talk of the town. What impact has AI had on the pace of your quantum development efforts?

We have optimization problems, which everyone does, and AI can help with that. More specifically, we do all the chip designs here in Toronto, and send them off to different foundries around the world. They make or fabricate these designs and then send the chips and wafers back to us. We keep iterating on that process based on the information we get back.

A lot of times, the chip itself has a particular design or layout that needs to be optimized. Even recently, we’ve had examples where a team has told me they’ve used LLMs and it’s actually sped up the process by up to a week. In quantum, where it is a race, having these tools at the team’s fingertips has been enormously beneficial.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. The combined company intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation for proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor shareholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Crane Harbor in connection with the proposed transaction, as these documents will contain important information about Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed by Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Crane Harbor Acquisition Corp., 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity, market share and the growth of the quantum computing industry; estimates of customer penetration rates and usage patterns; projections regarding Xanadu’s ability to commercialize new products and technologies and achieve technological milestones; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Xanadu’s ability to attract, retain, and expand its customer base; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Xanadu’s ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; the potential for Xanadu to increase in value; Xanadu's ability to compete effectively in the quantum computing market; the ability of artificial intelligence to assist with Xanadu’s optimization problems; Xanadu’s ability to secure government funding and contracts in the future; the importance of quantum computing to the defense industry and other sectors; Xanadu’s ability to scale its quantum computers and achieve fault-tolerant quantum computing; and expectations regarding the combined company's post-transaction capital structure, operations and governance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the U.S. Securities and Exchange Commission (“SEC”). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu Quantum Technologies Limited (“NewCo”), Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu or Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the beliefs and opinions of Xanadu and Crane Harbor on the relevant subject. These statements are based upon information available as of the date of this communication, and while they believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Xanadu’s or Crane Harbor’s statements should not be read to indicate that they have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.